

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2021

Leonard Stella
President and Director
Purthanol Resources Ltd
2711 Centreville Rd Suite 400
Wilmington, DE 19808

> **Re: Purthanol Resources Ltd**
> **Form 10-12G**
> **Filed September 29, 2021**
> **File No. 000-33271**

Dear Mr. Stella:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed September 29, 2021

General

1. We note numerous inconsistencies in your disclosure. For example only, we note the following:
   - On page 1 you indicate you are a public shell company;
   - On page 2 you indicate you were previously invested in the oxygenated bottled water market but that you have not abandoned this business segment;
   - On page 3 there is a discussion of the benefits of ethanol fuel and Athenol, an ethanol fuel alternative developed by the company and you indicate that there are two substantial orders for the ethanol fuel alternative without providing the current status of those orders; and
   - On page 4 you state that you ceased all operations on November 30, 2015.

   Please reconcile these apparent inconsistencies and revise your registration statement

throughout to consistently and accurately describe your business. Please refer to Item 101(h) of Regulation S-K for guidance.

2.   We note that an amended Form 10-K filed on March 19, 2014 appears to indicate that you had a class of common stock and a class of preferred stock registered pursuant to Section 12(g) of the Exchange Act. Please clarify if you are seeking to register a different class of common stock than what was previously registered. Please also clarify whether the company has filed all reports required to be filed by Sections 12, 13 or 15(d) of the Exchange Act, as applicable. In this respect, we note that it appears that the company filed periodic and annual reports though the period ended November 30, 2013 and a Form 8-K on June 5, 2015. We further note that it recently filed a Form 8-K on September 10, 2021. Please address whether the company is a delinquent filer and any impact this may have on your business and securities.

Item 13. Financial Statements and Supplementary Data, page 18

3.   Please revise to update the financial statements included in your Form 10 pursuant to Article 8-08 of Regulation S-X.

4.   Please revise to include an audit report from your independent registered public accounting firm.

Exhibits

5.   Please file the initial articles of incorporation. See Item 15 of Form 10 and Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at (202) 551-6216 or Kristina Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at (202) 551-3329 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ron Mclntyre